February 13, 2008

Mr. James B. Hurlock
Chairman of the Board
Orient-Express Hotels Ltd.
22 Victoria Street
Hamilton HM 1179, Bermuda,
BMU

Dear Members of the Board,

D. E. Shaw Valence Portfolios L.L.C. and certain of its affiliates (collectively “we”) beneficially own approximately 5.7% of the outstanding shares of Oriental-Express Hotels Ltd. (“OEH” or the “Company”).  As shareholders of OEH we have become increasingly concerned by the public communications between the Company and Indian Hotels.  The continuation of this unproductive dialogue threatens to impose substantial costs on all shareholders.  To address the root cause of this problem, which we believe lies in widespread confusion regarding the Company’s corporate governance structure, we strongly encourage the Board to immediately and publicly clarify the rights of the Company's Super Voting Class B shares and how the Company intends to use these shares in the event a fair and equitable offer for the Company as a whole is received.   Specifically, the Board should indicate whether or not owners of the Company’s Class A shares will have the opportunity to hold a definitive and binding vote regarding a merger or sale of the Company should such a proposal be made.   The lack of clarity on this point may be hindering interested parties from submitting proposals and is creating an unnecessary and significant valuation discount.

We trust that the Company will see fit to provide satisfactory clarity on this issue.  Should the Company fail to respond adequately to our concerns, we reserve our rights as shareholders to take any actions we may deem appropriate.

D. E. Shaw Valence Portfolios,  L.L.C.
By: D. E. Shaw & Co., L.P., its managing member

By:  /s/Julius Gaudio
Julius Gaudio
Managing Director

cc:       Mr. Paul M. White
President, Chief Executive Officer